Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended August 31, 2011 and 2010

(Expressed in United States dollars – unaudited)

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars - unaudited)

	August 31,	May 31,	June 1,
	2011	2011	2010
		(Note 24)	(Note 24)
	($)	($)	($)
Assets (Note 9)
Current assets
Cash and cash equivalents	3,277,873	5,712,792	4,625,649
Short-term investments	215,000	200,000	-
Receivables, prepaids and other (Note 7)	2,578,560	1,599,301	806,478
Inventories (Note 5)	13,696,827	11,657,676	3,634,715
	19,768,260	19,169,769	9,066,842
Investments (Note 9)	2,440,000	2,400,000	-
Stockpile inventory (Note 5)	2,855,654	2,228,405	1,107,316
Other assets (Notes 6 and 7)	11,289,451	10,381,872	1,383,169
Mineral property, plant and equipment (Note 8)	99,612,990	94,553,369	78,700,875

Total Assets	135,966,355	128,733,415	90,258,202

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 17)	33,166,297	30,318,558	17,586,683
Current portion of long-term debt (Note 9)	2,385,056	2,399,261	75,912,212
Current portion of other liabilities (Note 10)	1,347,176	1,424,290	5,184,816
Current portion of deferred revenue (Note 11)	10,006,002	9,246,437	-
	46,904,531	43,388,546	98,683,711
Long term debt (Note 9)	13,976,653	12,290,550	520,464
Accounts payable	933,333	1,866,667	-
Other liabilities (Note 10)	6,635,955	6,703,799	6,453,281
Share purchase warrants (Note 13)	11,559,655	11,064,020	5,030,904
Deferred revenue (Note 11)	30,383,157	33,390,472	-
Provision for closure and reclamation (Note 12)	10,276,332	9,630,851	4,816,121
	120,669,616	118,334,905	115,504,481

Shareholders’ equity (deficiency)
Equity attributed to shareholders of the Company	13,009,461	7,891,354	(25,246,279)
Equity attributed to non-controlling interests	2,287,278	2,507,156	-
	15,296,739	10,398,510	(25,246,279)

Total liabilities and shareholders’ equity (deficiency)	135,966,355	128,733,415	90,258,202

Commitments and contingences (Notes 20 & 22)
Subsequent events (Note 23)

On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars - unaudited)

	Three months	Three months
	ended	ended
	August 31,	August 31,
	2011	2010
		(Note 24)
	($)	($)
Revenues	26,176,900	14,728,011
Costs of operations
Production costs	(11,549,160)	(10,076,688)
Depreciation and depletion	(4,792,464)	(2,815,858)
	9,835,276	1,835,465
Expenses
General and administrative	1,965,505	1,981,602
Donations and community relations	344,931	30,392
Exploration and evaluation costs	1,371,658	2,324,971
Share-based payments (Note 13)	130,310	171,698
Other operating expenses	-	76,299
	(3,812,404)	(4,584,962)

Earnings (loss) from Operations	6,022,872	(2,749,497)

Finance expense, net (Note 14)	(160,918)	(181,778)
Non-operating expenses (Note 15)	(892,556)	(2,806,634)
	(1,053,474)	(2,988,412)

Net income (loss)	4,969,398	(5,737,909)
Net income (loss) attributed to:
Shareholders of the Company	5,189,276	(5,737,909)
Non-controlling interests	(219,878)	-

Comprehensive income (loss)	4,969,398	(5,737,909)
Comprehensive income (loss) attributed to:
Shareholders of the Company	5,189,276	(5,737,909)
Non-controlling interests	(219,878)	-

Basic earnings (loss) per share (Note 16)	0.03	(0.05)
Diluted earnings (loss) per share (Note 16)	0.03	(0.05)
Weighted average number of common shares outstanding - basic (Note 16)	176,437,110	125,294,994
Weighted average number of common shares outstanding - diluted (Note 16)	178,684,859	125,294,994

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars - unaudited)

	Number of	Share	Treasury	Share-based	Share Purchase	Accumulated	Attributed to	Non-	Total Equity
	Common	Capital	Shares (1)	payments reserve	Warrants	Deficit	Shareholders	controlling
	Shares						of the	Interests
							Company
		($)	($)	($)	($)	($)	($)	($)	($)

Balance at June 1, 2010 (Note 24)	125,281,951	102,535,295	(122,193)	16,190,925	1,319,147	(145,169,453)	(25,246,279)	-	(25,246,279)
Issue of shares on exercise of share options	100,000	21,930	-	-	-	-	21,930	-	21,930
Reclassification of grant date fair value on exercise of stock options	-	57,884	-	(57,884)	-	-	-	-	-
Share-based payments	-	-	-	171,698	-	-	171,698	-	171,698
Net comprehensive loss	-	-	-	-	-	(5,737,909)	(5,737,909)	-	(5,737,909)

Balance at Aug 31, 2010 (Note 24)	125,381,951	102,615,109	(122,193)	16,304,739	1,319,147	(150,907,362)	(30,790,560)	-	(30,790,560)

Balance at June 1, 2011 (Note 24)	176,429,501	139,899,123	(122,193)	16,834,598	2,350,379	(148,563,397)	7,891,354	2,507,156	10,398,510
Issue of shares on exercise of share options	50,000	11,616	-	-	-	-	11,616	-	11,616
Reclassification of grant date fair value on exercise of stock options	-	16,116	-	(16,116)	-	-	-	-	-
Treasury shares repurchased	-	-	(213,095)	-	-	-	(213,095)	-	(213,095)
Share-based payments	-	-	-	130,310	-	-	130,310	-	130,310
Net comprehensive income (loss)	-	-	-	-	-	4,969,398	5,189,276	(219,878)	4,969,398

Balance at August 31, 2011	176,479,501	139,926,855	(335,288)	16,948,792	2,350,379	(143,593,999)	13,009,461	2,287,278	15,296,739

(1) August 31, 2011 - 329,200 common shares (May 31, 2011 - 44,200 common shares)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars - unaudited)

	Three months	Three months
	ended	ended
	August 31,	August 31,
	2011	2010
	($)	($)
Cash flows from Operating Activities
Net comprehensive income (loss) for the period	4,969,398	(5,737,909)
Items not affecting cash:
Depreciation and depletion	4,792,464	2,815,858
Depreciation included in general and administrative expenses	75,261	84,525
Share-based payments	130,310	171,698
Loss from equity investment	431,130	-
Unrealized (gain) loss on secured notes and convertible secured notes	(34,199)	2,918,360
Unrealized (gain) loss on share purchase warrants	495,634	(6,789)
Finance expense, net	160,918	181,778
Other non-cash finance costs	89,932	-
Increase in community support obligation	174,332	-
Change in non-cash working capital (Note 21)	(1,320,071)	1,909,349
Finance expense paid	(151,771)	(102,303)
Finance income received	43,756	5,329

Net cash provided by operating activities	9,857,094	2,239,896

Cash flows from Financing Activities
Net proceeds from exercise of share options	11,615	21,930
Payment of finance lease obligations	(913,059)	(901,767)
Repayment of long-term debt	(106,157)	(9,092)

Net cash used in financing activities	(1,007,601)	(888,929)

Cash flows from Investing Activities
Increase in restricted cash	(736,060)	(643,856)
Purchase of investments	(55,000)	-
Advances to suppliers	(692,581)	(235,939)
Investment in mineral properties, plant & equipment	(9,587,676)	(3,290,113)
Repurchase of treasury shares	(213,095)	-

Net cash used in investing activities	(11,284,412)	(4,169,908)

Change in cash and cash equivalents	(2,434,919)	(2,818,941)
Cash and cash equivalents, beginning of period	5,712,792	4,625,649

Cash and cash equivalents, end of period	3,277,873	1,806,708

Supplemental cash flow information is contained in Note 21.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama and other countries and its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. In addition, as of September 1, 2011 the Company has acquired 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

These condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Board of Directors of the Company believes that the operational results obtained during the first complete fiscal year of commercial production created the basis that will support the sustainability of the Company’s business.

The operating cash flow and profitability of the Company are affected by various factors including: the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs, and the level of expenditures related to exploration activity, and labour costs. Cash flows and profitability may also be impacted should the business be disrupted based on environmentalist activities or political unrest. The Company seeks to manage the risks associated with its business; however, many of the factors affecting these risks are beyond the Company’s control.

2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting (“IAS 34”) and IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) as issued by the International Accounting Standards Board (“IASB”), and its interpretations. These unaudited condensed consolidated interim financial statements do not contain all the information required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended May 31, 2011 prepared under Canadian generally accepted accounting principles (“Canadian GAAP”). The interim results are not necessarily indicative of results for the full year.

The Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at June 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 24 describes the effect of the transition to IFRS on the Company’s reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended May 31, 2011.

These condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue on November 14, 2011.

Basis of preparation

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and all of its subsidiaries, including special purpose entities. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits for its activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of incorporation up to the effective date of disposal or loss of control. The principal subsidiaries of the Company and their geographic locations at August 31, 2011 were as follows:

		Ownership
Subsidiary	Location	Interest

Petaquilla Minerals, S.A.	Panama	100%
Petaquilla Gold, S.A.	Panama	100%
Panamanian Development and Infrastructure Ltd.	Canada	100%
Azuero Mining Development, S.A.	Panama	49%

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original issuance of shares plus the non-controlling interest’s share of changes in equity since that date.

Intercompany transactions and balances with subsidiaries have been eliminated. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and jointly controlled entities, prior to consolidation, to bring their accounting policies in line with those used by the Company.

The Company’s significant accounting policies are as follows:

Revenue Recognition

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sales price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Refining and treatment charges are netted against revenues for sales of metals. Prior to commercial production, revenues and related expenses are recognized as a net decrease or increase to Mineral Properties, respectively. Revenue from the sale of bi-product from the extraction of gold is offset against production costs.

The Company received a prepayment from Deutsche Bank for the sale of 66,650 ounces of gold to be produced and delivered to September 2015 (Note 11). The prepayment, which is accounted for as deferred revenue, is recognized as revenue based on the settlement of delivered ounces in the applicable period.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company has elected to classify restricted cash as held for trading.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Inventories and stockpiled ore

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimate costs to sell.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Stockpiled ore that is not anticipated to be processed within one year is classified as long-term. Work-in-process inventory represents materials that are currently in the process of being converted to finished goods. Production costs are capitalized and include the cost of raw materials, direct labour, mine-site overhead expenses, amortization and depletion of mining assets, plus applicable refining costs and associated royalties.

Supplies are valued at average cost. In the event that the net realizable value of the finished product, the production of which the supplies are being held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

Exploration and evaluation expenditures

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  Researching and analyzing existing exploration data;

  Conducting geological studies, exploratory drilling and sampling;

  Examining and testing extraction and treatment methods; and

  Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Acquisition costs for exploration and evaluation stage properties are capitalized. Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to Mineral Properties.

Exploration and evaluation expenditures, including exploratory drilling and related expenditures are capitalized as mineral property in the accounting period the expenditure is incurred when management determines that there are measured and indicated resources that would indicate a project is economically viable, the decision to proceed with development has been approved, and the necessary permits are in place for its development. All other exploration and evaluation expenditures are expensed as incurred.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present.

Mineral properties, plant and equipment

Mineral properties are stated at cost less accumulated amortization / depletion and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land.

Stripping and pre-stripping costs are recorded at cost. Pre-stripping expenditures are capitalized until the commencement of production. Stripping costs incurred to expand operating capacity, or to expose new ore bodies or develop mine areas in advance of current production are capitalized. Stripping costs related to current period production are charged to operations as incurred. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition, stripping costs and tailings ponds are amortized by the units-of-production method based on estimated recoverable reserves.

Plant and plant equipment is recorded at cost less accumulated amortization and amortized on a straight-line basis over the estimated economic useful life of the assets.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Financial instruments

The Company’s financial instruments consist of: cash and cash equivalents; receivables; restricted cash; advances to suppliers; accounts payable and accrued liabilities; obligations under finance leases; community support obligations; long-term debt; secured notes; convertible secured notes; and share purchase warrants.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss” (“FVTPL”), “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial liabilities are classified as either FVTPL or “other financial liabilities”. Financial liabilities are classified as FVTPL when the financial liability is either “held-for-trading” or it is designated as FVTPL.

Financial assets and financial liabilities classified as FVTPL are measured at fair value with changes in those fair values recognized in net earnings (loss). Financial assets classified as “available-for-sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost.

Cash and cash equivalents and restricted cash are classified as held for trading and are measured at fair value. Advances to suppliers and receivables; which consist of refundable government value added taxes and travel advances are classified as loans and receivables.

Accounts payable and accrued liabilities; obligations under finance leases; community support obligations and long-term debt are classified as other financial liabilities.

Secured notes, convertible secured notes including the conversion feature in the convertible secured notes and share purchase warrants are classified as FVTPL.

Compound instruments

The Company recognizes separately the components of a financial instrument that creates a financial liability of the Company and grants an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has the choice over how it is settled. At the date of issue of the Convertible Secured notes, the fair value of the liability component was estimated using prevailing market interest rates for similar instruments. As the equity component is not fixed the conversion feature is a financial liability classified as FVTPL.

Financial and derivative instruments, including embedded derivatives, are recorded at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss for the period. Both the Secured and Convertible Secured Notes included embedded derivatives which cannot be separately valued and as such the entire agreements are considered to be classified as FVTPL and adjusted to their fair value at the end of each reporting period. All transaction costs related to these instruments were expensed in the period in which they were incurred.

The Company’s share purchase warrants with Canadian dollar exercise prices are considered derivative liabilities and accordingly, they are recorded at fair value at each reporting period, with the gains or losses recorded in profit or loss for the period. The share purchase warrants attached to the Secured Notes were originally valued and recorded as equity on issuance of the Notes; however, are now classified as FVTPL. All transaction costs related to these share purchase warrants were expensed in the period they were incurred.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Provision for closure and reclamation

The Company records a liability for the estimated future costs of reclamation and closure of operating mines, including statutory, legal or constructive obligations, discounted to net present value. The present value is determined using the pre-tax risk-free interest rate applicable for maturity periods that approximate the expected timing of future cash flows. Estimates of future costs represent management’s best estimate of expected future cash flows which incorporate assumptions on the effects of inflation and the effects of country and other specific risks associated with the related assets. The value of the obligation is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs.

The estimated present value of the closure and reclamation cost obligation is re-measured at each period end for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the pre-tax risk-free interest rate. Closure and reclamation cost obligations are recorded with a corresponding increase to the carrying amounts of related assets. Changes to the obligations are also accounted for as changes in the carrying amounts of related assets, except where a reduction in the obligation is greater than the carrying amount of the related asset, in which case, the related asset is reduced to nil and the remaining adjustment is recorded in earnings. Changes to the carrying amounts of related assets result in adjustments to future depreciation and depletion expense.

Segment information

The Company has determined it operates in one reporting segment, the exploration, development and operation of mineral properties. Operation of mineral properties, extraction of gold and exploration occurs in Panama. All revenue, inventory and long-term assets in fiscal 2012 and 2011 were related to the reporting segment in Panama.

Impairment of non-current assets

At each reporting date, the Company reviews and evaluates its non-current assets including Mineral Properties, Plant and Equipment to determine whether there is an indication that those assets may be impaired. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of impairment, if any.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use. If the fair value less costs to sell of a mine site is not reliably determinable, the recoverable amount is determined to be the mine site’s value in use. The value in use is based on estimated future pre-tax cash flows for the mining properties discounted to their present value using the pre-tax interest rate which reflects the current market assessment of the time value of money. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.

Impairment losses are recognized in earnings in the period incurred. The allocation of impairment losses, if any, for a particular mine site to its mining property, plant and equipment is determined based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in earnings in the period the reversal occurred.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Share-based payments

Share-based payments include share options granted to employees, officers, directors and non-employee consultants. The Company applies the fair value method of accounting for all share option awards. Under this method, the Company recognizes a share-based payments expense for all share options based on the fair value of the options on the date of grant using the Black-Scholes option pricing model and the estimated number of share options that will eventually vest. The fair value of the options is expensed over the vesting periods of the options with a corresponding increase to equity. Changes to the estimated number of share options that will eventually vest are revised when actual forfeitures differ from previous estimates. Options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Income taxes

Income tax expense consists of current and deferred tax expense and is recognized in profit or loss. Current tax expense for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of the change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax against current liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Earnings (loss) per share

The Company uses the weighted average number of common shares issued and outstanding during the period in its calculation of earnings (loss) per share (“EPS”). Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of potential dilutive common shares, which comprise share options granted to employees and warrants. The dilutive effect of share options and warrants assumes that the proceeds to be received on the exercise of share options and warrants are applied to repurchase common shares at the average market price for the period. Share options and warrants are included in the calculation of dilutive EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or warrants except where such conversion would be anti-dilutive. In a period when net losses are incurred, potentially dilutive stock options, warrants and the conversion feature on the convertible secured notes are excluded from the loss per share calculation as the effect would be anti-dilutive.

Foreign currency translation and transactions

The functional currency of the parent entity and the presentation currency of the condensed consolidated interim financial statements is the United States dollar (“U.S. dollar”). The functional currency of the Company’s Panama subsidiaries is also the U.S. dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions denominated in foreign currencies have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the balance sheet date exchange rate. Foreign currency differences are recognized in comprehensive loss in the same period in which they arise.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Borrowing costs

Borrowing costs directly attributable to the development, construction and acquisition of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets until such time as the assets are substantially ready for their intended use. Qualifying assets include the costs of developing mineral properties.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

All other borrowing costs are expensed as incurred.

Non-controlling interest

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

3.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending May 31, 2012, and have not been applied in preparing these condensed consolidated interim financial statements. Those that may have a significant effect on the consolidated financial statements of the Company are discussed below.

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances. The Company intends to adopt these standards in its financial statements for the annual period beginning on June 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Leases

As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board ("FASB") issued in August 2010 a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. The IASB and FASB currently expect to issue a final standard in 2012 at which time the impact on the Company will be evaluated.

Consolidation accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities with a single model to be applied in the control and analysis for all investees. The IASB revisited the definition of “control”, which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to net earnings or shareholders’ equity, but is expected to result in certain presentation related changes.

Joint ventures

On May 12, 2011 the IASB issued IFRS 11 – Joint Arrangements. This standard establishes a principle-based approach to the accounting for joint arrangements which focuses on the nature, extent and financial effects of the activities that an entity carries out through joint arrangements and its contractual rights and obligations to assets and liabilities, respectively, of the joint arrangements. It also eliminated the option to proportionately consolidate jointly controlled entities and requires such entities to be accounted for using the equity method.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Fair value measurement

On May 12, 2011 the IASB issued IFRS 13, Fair Value Measurement. This standard defines fair value and sets out in a single IFRS a framework for measuring fair value. The standard applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements.

Financial instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”) and in October 2010 the IASB published amendments to IFRS 9 (IFRS 9 (2010)) as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 requires two primary measurement categories for financial assets and liabilities: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and on hedge accounting continues to apply. Under IFRS 9 (2010), for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive income (OCI), with the remainder of the change recognized in profit or loss. However, if this requirement creates or enlarges an accounting mismatch in profit or loss, the entire change in fair value will be recognized in profit or loss. Amounts presented in OCI will not be reclassified to profit or loss at a later date. IFRS 9 (2010) also requires derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument to be measured at fair value, whereas such derivative liabilities are measured at cost under IAS 39.

4.	CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

Management has made critical judgements in the process of applying the Company’s accounting policies. Those that have the most significant effect on the amount recognized in the consolidated financial statements include, but are not limited to: the economic viability of mineral properties, the functional currency of the Company and its subsidiaries and the appropriate classification of financial assets and liabilities on initial recognition and at subsequent dates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities reported in the consolidated financial statements within the next financial year, in the event that actual results differ from assumptions made relate to, but are not limited to the following:

  the estimated net realizable value of inventories;

  the depletion and amortization of mining properties;

  the proven and probable mineral reserves and resources associated with mining properties, the expected economic lives of mining properties, the estimated future operating results and net cash flows from mining properties and the recoverability of mining properties;

  the estimated useful lives of property, plant and equipment;

  the expected costs of closure and reclamation cost obligations and inputs used to determine the present value of such obligations and the related accretion expense;

  the inputs used in accounting for share-based payments expense;

  whether the facts supporting disclosure as a contingent liability is more appropriate than recognition of a provision, and;

  the assumptions associated with secured notes and convertible secured notes.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

5.	INVENTORIES

	August 31, 2011	May 31, 2011	June 1, 2010
	($)	($)	($)
Materials and supplies	2,453,827	3,170,929	1,505,310
Work-in-process	735,174	364,012	404,870
Finished goods	2,040,119	1,852,339	1,433,777
Stockpiled ore	11,323,361	8,498,801	1,398,074
	16,552,481	13,886,081	4,742,031
Less: Non-current stockpiled ore	(2,855,654)	(2,228,405)	(1,107,316)

	13,696,827	11,657,676	3,634,715

6.	OTHER ASSETS

	August 31, 2011	May 31, 2011	June 1, 2010
	($)	($)	($)
Restricted cash	991,151	255,091	566,708
Advances to suppliers	4,202,398	3,509,817	816,461
Investment in Iberian (Note 7)	4,480,358	4,911,488	-
Deferred transaction fees paid to Deutsche Bank (Note 11)	1,615,544	1,705,476	-

	11,289,451	10,381,872	1,383,169

Restricted cash

The Company had restricted cash held in bank accounts and term deposits to guarantee credit cards, royalties payable to the Government of Panama, and a performance bond for compliance with environmental laws in Panama. Interest rates on these deposits range from 0.5% to 4.875%.

7.	INVESTMENT IN IBERIAN RESOURCES CORP.

At a special meeting of the Company’s shareholders held August 31, 2011, a majority of the Company’s shareholders authorized by way of an ordinary resolution the issuance by the Company of additional common shares required to effect the previously announced acquisition of Iberian Resources Corp. ("Iberian") (the "Acquisition"). The Company and Iberian have certain directors, officers and shareholders in common and accordingly the Acquisition is considered to be a related party transaction. On September 1, 2011 in connection with the Acquisition, the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The Company estimates transaction costs will be $1.1 million of which approximately $1.1 million had been incurred and included in receivables, prepaid and other by August 31, 2011.

Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also has several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”).

At August 31, 2011, the carrying value of the Company’s investment in Iberian is $4,480,358 (May 31, 2011 -$4,911,488). The Company considers Iberian an investment for which it can exert significant influence and accordingly, has an equity account for this investment. The equity loss incurred during the three months ended August 31, 2011 was $431,130.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

		August 31, 2011
		($)
		Accumulated
		amortization	Net book
	Cost	and depletion	value

Mining and plant equipment	100,826,947	31,445,462	69,381,485
Other facilities and equipment	17,352,946	2,593,115	14,759,831
Pre-stripping	8,122,360	1,190,774	6,931,586
Provision for closure and reclamation	9,557,422	1,017,334	8,540,088

	135,859,675	36,246,685	99,612,990

		May 31, 2011			June 1, 2010
		($)			($)
		Accumulated			Accumulated
		amortization	Net book		amortization	Net book
	Cost	and depletion	value	Cost	and depletion	value

Mining and plant equipment	95,233,797	28,164,022	67,069,775	83,258,996	17,496,792	65,762,204
Other facilities and equipment	15,597,693	2,158,002	13,439,691	9,719,983	848,868	8,871,115
Pre-stripping	6,494,870	671,152	5,823,718	-	-	-
Provision for closure and reclamation	8,977,337	757,152	8,220,185	4,296,239	228,683	4,067,556

	126,303,697	31,750,328	94,553,369	97,275,218	18,574,343	78,700,875

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 5% - 7% net smelter return, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

9.	LONG-TERM DEBT

	August 31, 2011	May 31, 2011	June 1, 2010
	($)	($)	($)
Bank loans	2,170,076	2,276,233	115,700
Finance lease obligations	7,054,728	5,319,036	4,576,261
Secured notes
Secured notes due to related parties	3,143,099	3,124,437	20,672,235
Secured notes due to third parties	-	-	5,974,396
Convertible secured notes
Convertible secured notes due to related parties	3,993,806	3,970,105	44,653,602
Convertible secured notes due to third parties	-	-	440,482
	16,361,709	14,689,811	76,432,676
Less: current portion
Bank loans	(442,890)	(435,733)	(35,465)
Finance lease obligations	(1,434,336)	(1,468,561)	(4,136,032)
Secured notes	(223,649)	(217,984)	(26,646,631)
Convertible secured notes	(284,181)	(276,983)	(45,094,084)
	(2,385,056)	(2,399,261)	(75,912,212)

	13,976,653	12,290,550	520,464

Bank loans

During the year ended May 31, 2010, the Company entered into a $115,700 bank loan for the purchase of vehicles which is due in May 2013. The vehicle loan, which is collateralized by the vehicles purchased and owned by the Company, is repayable at $3,733 per month including annual interest of 10%.

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.2 million for the payment of advances to suppliers of heavy equipment for its subsidiary Panama Desarrollo de Infraestructura, S.A. The loan is collateralized by a cash term deposit that earns interest at 5% per annum. The total amount approved for this facility is $2.5 million.

The Company has $2.4 million in term deposits with an expiration date of longer than one year in order to secure these arrangements. The annual interest rates on these term deposits range from 4.88% to 5%.

Finance lease obligations

A Credit Line Leasing Facility with Global Bank is required for heavy equipment acquisitions by Panama Desarrollo de Infraestructuras, S.A. The total amount of this facility is $10 million at 6.25% per annum. At August 31, 2011 there is a remaining credit line balance of $3.7 million available upon which the Company may draw (May 31, 2011 -$4.3 million).

On June 28, 2011 and June 29, 2011, a total of $1,098,986 was subscribed to by Petaquilla Gold S.A., a subsidiary of the Company, from Caterpillar Financial to supply heavy equipment. The financial terms of these agreements include an interest rate of 6% per annum, and repayment terms between 48 and 60 months.

Secured notes

During the years ended May 31, 2008 and 2009, the Company issued 60,000 secured notes (the “Notes”) with an aggregate principal amount of $60,000,000. The notes bear interest at an annual rate of 15%. Each Note has 382 share purchase warrants attached which entitle the holder to purchase one common share for each warrant at CAD$0.65 for the warrant period ending May 21, 2013. The Company has the option to require early exercise of these options should the closing price of the Company’s common shares on the TSX be CAD$1.00 or more for a period of 30 consecutive trading days.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

On October 1, 2008, the Company issued an additional 20,000 Notes under the indenture for net proceeds of $15,874,958. These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of share purchase warrants attached. These Notes did not include any warrants.

The Notes have a maturity date of five years from date of issuance with a 20% premium on principal to be paid at maturity. The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes. The holders of the Notes can give six months notice to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.

The Notes contain an embedded derivative as a result of the call and put options. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is fair-value-through-profit and loss.

Under the terms of the Indenture, because the Company was not able to make certain scheduled repayments in 2010, an event of default occurred and the Notes became due on demand at the option of the Notes holders or the Trustee. During the year ended May 31, 2011, the Company entered into a Forward Gold Purchase Agreement with Deutsche Bank as is described in Note 11. As part of the Forward Gold Purchase Agreement, the Notes holders were required to enter into an inter-creditor agreement with the Company which prevents the Notes holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied.

At August 31, 2011, the Notes have been adjusted to their fair value of $3,143,099 using a discount rate of 10.18% (at May 31, 2011, the Notes were adjusted to their fair value of $3,124,437 using a discount rate of 10.18%).

The Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

Convertible secured notes

On March 25, 2009, the Company issued $40 million of convertible secured notes (“Convertible Notes”). The Convertible Notes bear interest at an annual rate of 15%, of which the first year is prepaid. The Convertible Notes mature two years from the date of issuance at 110% of the principal. The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest. Each Convertible Note in the principal amount of $1,000 is convertible into one common share at CAD$ 2.25 per share.

The Convertible Notes contained an embedded derivate as a result of the call option. The Company is unable to fair value the embedded derivative component separately and thus has classified the combined contract as a financial liability that is fair-value-through-profit and loss.

Under the terms of the Indenture, because the Company was not able to make certain scheduled repayments in 2010, an event of default occurred and the Convertible Notes became due on demand at the option of the Convertible Notes holders or the Trustee. During the year ended May 31, 2011, the Company entered into a Forward Gold Purchase Agreement with Deutsche Bank as is described in Note 11. As part of the Forward Gold Purchase Agreement, the Convertible Notes holders were required to enter into an inter-creditor agreement with the Company which prevents the Convertible Notes holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the Forward Gold Purchase Agreement have been satisfied.

At August 31, 2011, the Convertible Notes have been adjusted to their fair value of $3,993,806 using a discount rate of 10.18% (at May 31, 2011, the Convertible Notes were adjusted to their fair value of $3,970,105 using a discount rate of 10.18%).

The Convertible Notes are guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries. The security for the Convertible Notes is subordinated to the security granted under the Forward Gold Purchase Agreement with Deutsche Bank.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

10.	OTHER LIABILITIES

	August 31, 2011	May 31, 2011	June 1, 2010
	($)	($)	($)
Community support obligation	7,983,131	8,128,089	7,635,659
Deferred services and materials	-	-	4,002,438
	7,983,131	8,128,089	11,638,097
Less: current portion
Community support obligation	(1,347,176)	(1,424,290)	(1,182,378)
Deferred services and materials	-	-	(4,002,438)
	(1,347,176)	(1,424,290)	(5,184,816)

	6,635,955	6,703,799	6,453,281

Community support obligation

Upon adoption of IFRS at June 1, 2010, the Company has determined it has a constructive obligation with respect to future community support payments. The Company has recognized a liability for the present value of the estimated future payments and will recognize accretion expense due to a passage of time.

11.	DEFERRED REVENUE

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Agreement”) with Deutsche Bank, AG (“Deutsche Bank”), in an amount of $45 million. Under the terms of the Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015. Deutsche Bank is considered a major customer.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in US dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 30 days of the monthly delivery date. The Company is only allowed to exercise this right no more frequently than twice in total during the term of the Agreement and no more frequently than once during any six month period.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2012 to 2016	Total ounces of gold	Total value of gold
		($)

Total delivery requirements remaining for fiscal year 2012	10,365	6,998,220
Total delivery requirements for fiscal year 2013	17,820	12,031,683
Total delivery requirements for fiscal year 2014	17,235	11,636,693
Total delivery requirements for fiscal year 2015	10,800	7,291,922
Total delivery requirements for fiscal year 2016	3,600	2,430,641
	59,820	40,389,159
Less: current portion	(14,820)	(10,006,002)

	45,000	30,383,157

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank, an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the Notice Date and ending on December 31, 2013.

As of August 31, 2011, the Company had delivered 6,830 ounces under the terms of the Agreement and had an obligation to deliver 59,820 ounces in future periods in accordance with the table above. The current portion of deferred revenue represents the revenue expected to be recognized in the following year in respect of gold to be delivered pursuant to this Agreement. As at August 31, 2011, $10,006,002 and $30,383,157 represent the fair value of the current and long-term remaining ounces, respectively, to be delivered under the Agreement.

During the three months ended August 31, 2011, the Company recognized $2,247,750 of the deferred income in the consolidated statement of operations and comprehensive gain.

12.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $10,276,332 at August 31, 2011, which reflects payments that are expected to be made during fiscal 2016 and 2017 (the present value at May 31, 2011 was $9,630,851, June 1, 2010 - $4,816,121).

The undiscounted value of this liability, the cash flow required to settle this obligation, is approximately $10,218,214 at August 31, 2011 (May 31, 2011 - $10,218,214; June 1, 2010 - $7,312,356). An inflation rate assumption of 1.91% has been used to estimate future costs (2010 – 1.69%). A discount rate of 2.74% (2010 – 2.71%) was used in determining the initial present value. A discount rate of 1.90% was used in determining the present value at August 31, 2011. Accretion expense of $65,396 has been charged to the consolidated statement of operations and comprehensive income for the three months ended August 31, 2011 (three months ended August 31, 2010 - $33,066) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June 1, 2010	4,816,121
Accretion expense included in finance costs	133,632
Revision in estimates and liabilities incurred	4,681,098

Balance at May 31, 2011	9,630,851
Accretion expense included in finance costs	65,396
Revision in estimates and liabilities incurred	580,085

Balance at August 31, 2011	10,276,332

13.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At August 31, 2011, the Company had unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At August 31, 2011, there were 176,479,501 common shares issued and outstanding (May 31, 2011 – 176,429,501, June 1, 2010 – 125,281,951). There are no preferred shares issued and outstanding. Refer to the consolidated statements of changes in equity for movement in share capital.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

The Company granted no share options during the three months ended August 31, 2011.

A summary of share option transactions is as follows:

		Weighted
		Average
		Exercise
	Number	Price
	of Shares	(CAD$/option)
Outstanding at June 1, 2010	8,224,370	0.75
Granted	1,295,000	0.91
Exercised	(593,750)	0.38
Expired	(786,000)	0.54
Forfeited	(743,350)	0.50
Outstanding at May 31, 2011	7,396,270	0.74
Exercised	(50,000)	0.23
Expired	(118,800)	0.26

Outstanding at August 31, 2011	7,227,470	0.75
Exercisable at May 31, 2011	5,870,645	0.74
Exercisable at August 31, 2011	6,240,595	0.74

The following table summarizes information about share options outstanding at August 31, 2011:

Number of Share	Exercise Price
Options Outstanding	(CAD$)	Expiry Date

762,262	1.05	January 15, 2012
755,208	2.01	January 15, 2012
100,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
300,000	0.52	December 1, 2013
2,700,000	0.23	November 18, 2014
425,000	0.87	January 5, 2015
425,000	0.57	March 25, 2015
350,000	0.53	April 30, 2015
65,000	0.48	May 13, 2015
685,000	0.75	November 1, 2015
75,000	1.00	November 29, 2015
510,000	1.11	December 21, 2015
25,000	0.93	April 6, 2016

7,227,470

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

The exercise price of share options is equal to the five day volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted as separate grants with different vesting periods and fair values. Share-based payments of $130,310 were recognized during the three months ended August 31, 2011 with a corresponding increase to share-based payments reserve (three months ended August 31, 2010 - $171,698).

Share purchase warrants

Upon adoption of IFRS at June 1, 2010, the Company recorded an adjustment as a result of accounting for share purchase warrants issued using the principles of IAS 39, Financial Instruments: Recognition and Measurement (Note 24(f)). As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the warrants are considered a derivative, as a variable amount of cash in the Company’s functional currency will be received on exercise. At August 31, 2011 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $11,559,655 (May 31, 2011 - $11,064,020, June 1, 2010 $5,030,904). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the three months ended August 31, 2011 was a loss of $495,635 (year ended May 31, 2011 - loss of $107,353; period from initial recognition to the transition date of June 1, 2010 – gain of $6,789). The fair value of share purchase warrants is reclassified to shareholders’ equity upon exercise.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

There were no issuances of warrants during the three months ended August 31, 2011 or 2010.

As at August 31, 2011, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2010	34,888,447	0.90
Issued	32,000,000	1.45
Exercised	(18,553,800)	0.65
Balance at May 31, 2011	48,334,647	1.36

Balance at August 31, 2011	48,334,647	1.36

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

At August 31, 2011, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants	Exercise
Outstanding	Price (CAD$)	Expiry Date
250,000	1.54	October 4, 2011
9,174,605	1.54	October 17, 2011
2,100,042	0.85	May 21, 2012
3,964,000	0.65	May 21, 2013
846,000	0.65	June 4, 2013
23,399,402	1.45	December 30, 2013
6,100,598	1.45	January 7, 2014
2,500,000	1.45	January 26, 2014

48,334,647

Finder’s stock options

As at August 31, 2011, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)
Balance at June 1, 2010	-	-
Issued	1,568,748	1.00
Balance at May 31, 2011	1,568,748	1.00

Balance at August 31, 2011	1,568,748	1.00

At August 31, 2011, finder’s stock options were outstanding as follows:

Number of Finders Stock Options	Exercise
Outstanding	Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was $1,029,331. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions of: share price of CAD$1.08, expected life of 3 years, volatility of 93%, a risk-free interest rate of 1.92% and zero dividends.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

14.	FINANCE EXPENSE

	Three months	Three months
	ended	ended
	August 31,	August 31,
	2011	2010
	($)	($)

Interest income	43,756	5,329
Foreign exchange loss	(18,860)	(26,637)
Accretion of closure and reclamation provision	(65,396)	(33,066)
Accretion of community support obligation	(40,711)	(51,738)
Interest on long-term debt and finance lease obligations	(79,707)	(75,666)

	(160,918)	(181,778)

15.	NON-OPERATING EXPENSES

	Three months	Three months
	ended	ended
	August 31,	August 31,
	2011	2010
	($)	($)

Mark-to-market loss on share purchase warrants (Note 13)	(495,635)	6,789
Loss from equity investment (Note 7)	(431,130)	104,937
Mark-to-market gain (loss) on secured notes and convertible secured notes	34,209	(2,918,360)

	(892,556)	(2,806,634)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

16.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	August 31,	August 31,
	2011	2010
	($)	($)
Earnings (loss) per share
Basic	0.03	(0.05)
Diluted	0.03	(0.05)

Net income (loss)	4,969,398	(5,737,909)
Net income (loss) available (attributable) to common shareholders – basic	5,189,276	(5,737,909)
Net income (loss) available (attributable) to common shareholders - diluted	5,189,276	(5,737,909)

Weighted average number of shares outstanding
Weighted average number of shares outstanding - basic	176,437,110	125,294,994
Dilutive securities:
Share options	2,030,436	-
Warrants	217,313	-
Weighted average number of shares outstanding - diluted	178,684,859	125,294,994

For the three months ended August 31, 2010, exercisable common equivalent shares totaling 58,628,442 (consisting of share issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and shares issuable on the conversion of convertible secured notes) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

17.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the three months ended August 31, 2011 and 2010. Related party transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the transacting parties.

  The Company paid fees of $280,975 to a company controlled by the Chairman (three months ended August 31, 2010 $140,991) for compensation related matters.

  The Company paid for goods and services provided to the Molejon mine of $92,881 (three months ended August 31, 2010 $50,196) to companies controlled by the Chairman.

  The Company paid fees of $8,000 for services (three months ended August 31, 2010 $Nil) to a company controlled by a Director.

  The Company paid fees of $Nil for services (three months ended August 31, 2010 $915,486) to a company related to an officer.

At August 31, 2011, excluding related party Notes and related party Convertible Notes (Note 9), $104,050 was owed to related parties (May 31, 2011 $126,858).

Note 7 provides a description of the Iberian Resources Corp (“Iberian”) transaction. As noted, Iberian is a related party to the Company by virtue of common management and directors.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

18.	FINANCIAL INSTRUMENTS

(a) Fair values of financial instruments

The fair value of the Company’s current assets and liabilities including cash and cash equivalents, restricted cash, receivables and accounts payable and accrued liabilities approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under finance leases approximate fair value due to their interest rates being in line with market rates.

The Company’s Notes and Convertible Notes are measured on initial recognition using the residual method. Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 10.18% at August 31, 2011 (May 31, 2011 – 10.18%, June 1, 2010 – 12.0%) and estimated interest payment date of September 15, 2011.

The categories of fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

At August 31, 2011, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized on the statement of financial position at fair value are categorized as follows:

	Level 1	Level 2	Level 3
	($)	($)	($)
Secured notes	-	-	3,143,099
Convertible secured notes	-	-	3,993,806
Share purchase warrants	-	11,559,655	-

(b) Embedded derivatives

The Secured Notes and the Convertible Secured Notes included embedded derivatives for call and put options which cannot be separately valued and as such the entire agreements are considered to be classified as at fair value through profit and loss and adjusted to their fair value at the end of each reporting period.

(c) Financial instrument risk exposure

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however, it also arises on cash and cash equivalents and restricted cash. There is also minimal risk associated with accounts receivable as the payment for gold sales is received prior to the gold being credited to the customer’s account at the refinery. Sales during the period were to two customers but there is not an economic dependence risk as the metals produced by the Company can be sold to other potential customers. The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally. The Company does not have a significant concentration of credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, secured debt, convertible secured debt and leasing arrangements to develop the Molejon gold project. The Company expects to fund operations and capital expenditures in fiscal 2012 via operations as the Molejon gold project has been in commercial production since January 2010.

In the past, the Company has been unable to meet all of its obligations with respect to scheduled repayments of principal, premium and interest on its Notes and interest on its Convertible Notes. Total payments of $10,272,950 were due in March and May 2010. Of this total, the Company paid $1,200,000. Under the terms of the Indenture an event of default occurred and the Notes and Convertible Notes became due on demand at the option of the Note holders and Convertible Note holders or the Trustee.

During the quarter ended November 30, 2010, the Company paid $39,950,000 in principal, premium and interest on the Notes and Convertible Notes from the proceeds of a gold forward purchase agreement. As part of the gold forward purchase agreement, the Note holders and Convertible Note holders were required to enter into an inter-creditor agreement with the Company which prevents the Note holders and Convertible Note holders from taking action as a result of the event of default that occurred, until the Company’s obligations under the forward gold purchase agreement have been satisfied (See Note 11). The summary of all of the Company’s future commitments is disclosed in Note 20.

At August 31, 2011, Petaquilla held cash and cash equivalents of $3,277,873 (May 31, 2011 $5,712,792, June 1, 2010 - $4,625,649) and had a working capital deficit of $27,136,271 (May 31, 2011 - $24,218,777, June 1, 2010 -$89,616,869).

Market risk

(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: Canadian dollar denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar and the United States dollar have a minimal effect on the Company’s net earnings and other comprehensive income.

During the three months ended August 31, 2011, the Company recognized a loss of $18,860 on foreign exchange (three months ended August 31, 2010 loss of $26,637).

(ii) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of to changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings and cash and cash equivalents and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, capital leases, and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold and silver. Gold and silver prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, and the political and economic conditions of major producers throughout the world.

19.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long term debt (Note 9), leases (Note 9), Secured Notes (Note 9), Convertible Secured Notes (Note 9), advances from Deutsche Bank in connection with future production of gold (Note 11) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares, secured debt, convertible secured debt and leasing arrangements to bring its mine into commercial production and to continue to explore other projects develop the project and may require additional funding again in the future.

The Company is monitoring market conditions to secure funding at the lowest cost of capital. The Company is exposed to various funding and market risks which could curtail its access to funds.

20.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	Less than 1				More than 5
	year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)
Office lease	95,500	48,700	32,700	-	-
Obligation under financing lease	1,434,336	1,710,413	1,710,413	2,893,493	-
Secured notes	451,668	455,411	455,411	3,679,473	-
Convertible secured notes	573,916	578,672	578,672	4,675,355	-
Long-term debt	442,890	461,413	452,861	812,912	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	1,080,000	-
Community support obligation (1)	-	-	-	360,000	2,520,000
Forward gold purchase agreement (2)	10,006,002	12,031,508	10,451,613	7,900,036	-
Closure and reclamation obligation	-	-	-	-	10,276,332

	14,444,312	16,726,117	15,121,670	21,401,269	12,796,332

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

(2)	As described in Note 11, the Company has an obligation to the Deutsche Bank, AG for a certain amount of ounces of gold in the future.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

21.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months	Three months
	ended	ended
	August 31,	August 31,
	2011	2010
	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve - options exercised	16,116	57,884
Asset retirement obligation	(580,085)	-
Mineral property, plant and equipment financed through payables	3,457,027	-
Mineral property, plant and equipment acquired through credit line facility and capital leases	2,648,749	-
Depreciation allocated to ending inventory	81,366	57,330
Depletion allocated to ending inventory	278,360	178,613

	Three months	Three months
	ended	ended
	August 31,	August 31,
	2011	2010
	($)	($)
Change in non-cash working capital items:
Increase in receivables, prepaids and other	(979,259)	(978,991)
(Increase) Decrease in inventory	(3,190,440)	65,127
Increase in accounts payable and accrued liabilities	5,457,378	3,123,213
Decrease in deferred revenue	(2,247,750)	-
Decrease in other liabilities	(360,000)	(300,000)

Net change in non-cash working capital	(1,320,071)	1,909,349

Cash and cash equivalents of $3,277,873 at August 31, 2011 ($5,712,792 at May 31, 2011, and $4,625,649 at June 1, 2010) represent only cash.

22.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested to the National Assemble to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. The effect of increasing royalties by 2% on the Company’s operations and financial position for the current period would have been an increase in cost of sales of $542,354 should the legislation be enacted and applied retroactively.

b)

During the year ending May 31, 2008, the Company was served with a claim by a former officer in the amount of $250,000. This matter will be going to trial in fiscal 2013. The Company believes that the claim is without merit and has not recorded a liability as the outcome is uncertain.

c)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

23.	SUBSEQUENT EVENTS

a)

On September 1, 2011 in connection with the acquisition of Iberian Resources Corp., the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60.

b)

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility will be used for the acquisition of heavy equipment by Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility will accrue interest at LIBOR rate plus spread of 3.75%. The mentioned equipment will serve as collateral throughout the amortization period (four years) and will be registered with the Public Registry of the Republic of Panama.

c)

During October 2011, Panama Desarrollo de Infraestructuras, S.A ("PDI") entered effectively into two capital lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for the purchase of certain mining equipment in order to expand its production capacity at Molejon Gold Mine. These two capital leases amount to a total of $2.6 million and will accrue interest at 6% per annum during the period of five years to maturity.

d)

After August 31, 2011 Petaquilla Gold S.A. entered into a working capital credit facility with Lafise Bank of Panama in the amount up to $2 million. This credit facility will accrue 7.75% per annum and the term of each loan within the credit facility will be 180 days.

e)	Subsequent to the end of the period, 50,000 stock options were exercised for total proceeds of CAD$5,000.

f)	Subsequent to the end of the period, 272,976 warrants were exercised for total proceeds of $65,050.

g)	Subsequent to the end of the period, 9,424,605 warrants expired unexercised.

h)	Subsequent to the end of the period, a total of 220,000 common shares were repurchased by the Company, at share prices ranging from CAD$0.76 to CAD$0.90.

24.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Transition to International Financial Reporting Standards

As stated in Note 2, these are the Company’s first consolidated interim financial statements prepared in accordance with IAS 34. The accounting policies described in Note 2 have been applied in preparing the condensed consolidated interim financial statements for the three months ended August 31, 2011, the comparative information presented in these interim financial statements for the three months ended August 31, 2010 and in the preparation of consolidated statements of financial position as at June 1, 2010 and May 31, 2011. June 1, 2010 was the Company’s date of transition to IFRS (the “date of transition”).

In preparing its consolidated statements of financial position in accordance with IFRS, the Company has adjusted amounts previously reported in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Transition date exemptions

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit, unless certain exemptions are applied.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

The Company has applied the following exemptions to its opening statement of financial position as at June 1, 2010:

1.

Borrowing costs – IAS 23, Borrowing Costs (“IAS 23”) requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset. IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date. The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets on June 1, 2010. Borrowing costs expensed prior to June 1, 2010 under Canadian GAAP were not capitalized.

2.

Share-based payment transactions – This exemption permits the first-time adopter to not apply IFRS 2, Share-based Payments (“IFRS 2”) to equity instruments that vested before the date of transition or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to June 1, 2010. The adjustment to equity arising from the application of IFRS 2 to awards not vested as at the date of transition is described in Note 24 (g) below.

3.

Leases – IFRS provides the option to apply the transitional provisions in IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. The Company may determine whether an arrangement existing at the Transition Date contains a lease on the basis of facts and circumstances existing at that date. The Company has applied this exemption when retrospectively applying IAS 17 ‘Leases’.

4.

Decommissioning liabilities included in the cost of mineral properties – Under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities (“IFRIC 1”), certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the date of transition and instead re-measure them in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the date of transition. The Company has elected to apply this exemption. The adjustment to assets and liabilities arising from the application of this exemption as at the date of transition are described in Note 24 (b) and (c) below.

5.

Cumulative Translation Adjustment – IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”) requires an entity to recognise some translation differences in other comprehensive income and accumulate these in a separate component of equity. However, the Company can elect under IFRS 1 to deem the cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS. The Company has elected to apply the exemption and has deemed all cumulative translation differences to be zero at Transition Date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition must be consistent with the estimates made for the same date under previous GAAP, unless there is new objective evidence that the estimates were in error. The Company’s IFRS estimates as of June 1, 2010, August 31, 2010 and May 31, 2011 are consistent with its Canadian GAAP estimates for the same dates.

Reconciliation of equity and comprehensive income as previously reported under Canadian GAAP to IFRS

IFRS 1 requires an entity to provide a reconciliation of equity, income (loss) and comprehensive income (loss) for comparative periods reported under previous GAAP. The following tables and notes provide such reconciliation and provide details on the impact of adoption of IFRS on amounts previously reported by the Company under Canadian GAAP.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Consolidated statements of financial position			Effect of			Effect of			Effect of
		Canadian	Transition to		Canadian	Transition to		Canadian	Transition to
		GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
	Note		June 1, 2010			August 31, 2010			May 31, 2011
Current Assets
Cash and cash equivalents		4,625,649	-	4,625,649	1,806,708	-	1,806,708	5,712,792	-	5,712,792
Short-term investments		-	-	-	-	-	-	200,000	-	200,000
Receivables, prepaids, other		806,478	-	806,478	1,785,469	-	1,785,469	1,599,301	-	1,599,301
Inventories	(a)	3,634,715	-	3,634,715	2,664,179	18,866	2,683,045	11,613,321	44,355	11,657,676
Total Current Assets		9,066,842	-	9,066,842	6,256,356	18,866	6,275,222	19,125,414	44,355	19,169,769

Investments		-	-	-	-	-	-	2,400,000	-	2,400,000
Stockpile inventory		1,107,316	-	1,107,316	1,801,489	-	1,801,489	2,228,405	-	2,228,405
Other assets		1,383,169	-	1,383,169	2,262,964	-	2,262,964	10,381,872	-	10,381,872
Mineral property, plant and equipment	(a),(b),(h), (i)	68,704,868	9,996,007	78,700,875	69,572,565	9,737,039	79,309,604	81,383,585	13,169,784	94,553,369
Total Assets		80,262,195	9,996,007	90,258,202	79,893,374	9,755,905	89,649,279	115,519,276	13,214,139	128,733,415

Current Liabilities
Accounts payable and accrued liabilities		17,586,683	-	17,586,683	20,709,895	-	20,709,895	30,318,558	-	30,318,558
Current portion of long-term debt		75,656,119	256,093	75,912,212	9,557,878	-	9,557,878	2,399,261	-	2,399,261
Current portion of other liabilities	(a), (d)	3,153,394	2,031,422	5,184,816	3,153,394	2,038,311	5,191,705	-	1,424,290	1,424,290
Current portion of deferred revenue		-	-	-	-	-	-	9,246,437	-	9,246,437
Total Current Liabilities		96,396,196	2,287,515	98,683,711	33,421,167	2,038,311	35,459,478	41,964,256	1,424,290	43,388,546

Non-Current Liabilities
Long term debt	(e)	520,464	-	520,464	68,904,949	3,980	68,908,929	12,290,539	11	12,290,550
Accounts payable		-	-	-	-	-	-	1,866,667	-	1,866,667
Other liabilities	(d)	-	6,453,281	6,453,281	-	6,198,131	6,198,131	-	6,703,799	6,703,799
Share purchase warrants	(f)	-	5,030,904	5,030,904	-	5,024,114	5,024,114	-	11,064,020	11,064,020
Deferred revenue		-	-	-	-	-	-	33,390,472	-	33,390,472
Provision for closure and reclamation	(b), (c)	4,698,650	117,471	4,816,121	4,788,512	60,675	4,849,187	5,687,236	3,943,615	9,630,851
Total Liabilities		101,615,310	13,889,171	115,504,481	107,114,628	13,325,211	120,439,839	95,199,170	23,135,735	118,334,905

Non-controlling interests	(j)	-	-	-	104,937	(104,937)	-	2,507,156	(2,507,156)	-

Shareholders' Equity (Deficiency)
Equity attributed to shareholders of the Company	(k)	(21,353,115)	(3,893,164)	(25,246,279)	(27,326,191)	(3,464,369)	(30,790,560)	17,812,950	(9,921,596)	7,891,354
Equity attributed to non-controlling interests	(k)	-	-	-	-	-	-	-	2,507,156	2,507,156
		(21,353,115)	(3,893,164)	(25,246,279)	(27,326,191)	(3,464,369)	(30,790,560)	17,812,950	(7,414,440)	10,398,510

Total Liabilities and Shareholders' Equity		80,262,195	9,996,007	90,258,202	79,893,374	9,755,905	89,649,279	115,519,276	13,214,139	128,733,415

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Consolidated statements of operations and			Effect of			Effect of
comprehensive loss		Canadian	Transition to		Canadian	Transition to
		GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
			Three months ended			Year ended
	Note		August 31, 2010			May 31, 2011

Revenues		14,728,011	-	14,728,011	71,708,685	-	71,708,685
Cost of operations
Production costs		(10,076,688)	-	(10,076,688)	(39,157,086)	-	(39,157,086)
Depreciation and depletion	(a), (c)	(2,553,404)	(262,454)	(2,815,858)	(11,335,717)	(1,174,629)	(12,510,346)
		2,097,919	(262,454)	1,835,465	21,215,882	(1,174,629)	20,041,253
Expenses
General and administrative	(c)	2,067,186	(85,584)	1,981,602	10,430,659	(342,476)	10,088,183
Donations and community relations	(d)	330,392	(300,000)	30,392	1,411,440	295,750	1,707,190
Exploration costs		2,324,971	-	2,324,971	9,269,306	-	9,269,306
Share-based payments	(g)	183,557	(11,859)	171,698	971,208	(51,352)	919,856
Other operating expenses	(f)	76,299	-	76,299	2,473,358	1,912,458	4,385,816
Total expenses		(4,982,405)	397,443	(4,584,962)	(24,555,971)	(1,814,380)	(26,370,351)

Earnings (loss) from operations		(2,884,486)	134,989	(2,749,497)	(3,340,089)	(2,989,009)	(6,329,098)

Finance expense, net	(c), (h)	(97,773)	(84,005)	(181,778)	(259,096)	(274,792)	(533,888)
Non-operating income (expenses)	(e), (f), (j)	(3,196,304)	389,670	(2,806,634)	(338,141)	3,357,611	3,019,470
Total other income (expense)		(3,294,077)	305,665	(2,988,412)	(597,237)	3,082,819	2,485,582

Net income (loss) from continuing operations		(6,178,563)	440,654	(5,737,909)	(3,937,326)	93,810	(3,843,516)
Net income (loss) attributed to:
Shareholders of the Company		(6,178,563)	440,654	(5,737,909)	(1,430,170)	93,810	(1,336,360)
Non-controlling interests		-	-	-	(2,507,156)	-	(2,507,156)

Comprehensive gain (loss)
Comprehensive gain (loss) attributed to:
Shareholders of the Company	(j)	(6,178,563)	440,654	(5,737,909)	(1,430,170)	543,382	(886,788)
Non-controlling interests	(j)	-	-	-	(2,507,156)	-	(2,507,156)

Deficit, beginning of period		(146,757,018)	1,587,565	(145,169,453)	(146,757,018)	1,587,565	(145,169,453)

Deficit, end of period		(152,935,581)	2,028,219	(150,907,362)	(150,694,344)	2,130,947	(148,563,397)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Cash Flows

The adoption of IFRS has had no impact on the net cash flows of the Company. The presentation of the cash flow statement in accordance with IFRS differs from the presentation of cash flow statement in accordance with Canadian GAAP. The changes made to the consolidated statements of financial position and consolidated statements of comprehensive loss have resulted in the reclassification of amounts on the consolidated statements of cash flows. IAS 7, Statement of Cash Flows, requires that cash flows relating to finance costs/interest and income tax to be separately presented within the relevant cash flow categories. Under Canadian GAAP these amounts were previously excluded from the reconciliation of changes in net cash flows and instead disclosed as part of the notes to the consolidated financial statements. These amounts have been included in the reconciliation of ‘cash flows from operating activities’ within the consolidated statement of cash flows under IFRS.

Notes to the reconciliation as previously reported under Canadian GAAP to IFRS

Change in mineral property, plant and equipment		June 1, 2010	August 31, 2010	May 31, 2011
Change in functional currency of subsidiaries	(a)	10,037,910	9,780,885	8,924,517
Recognition and amortization of closure and reclamation asset	(b)	587,596	559,023	465,032
Change in estimate of provision for closure and reclamation	(b)	-	-	4,051,960
Capitalization of borrowing costs	(h)	-	26,630	357,774
Impact of componentization	(i)	(629,499)	(629,499)	(629,499)
		9,996,007	9,737,039	13,169,784

Change in provision for closure and reclamation
Recognition and accretion of closure and reclamation asset	(b)	117,471	60,675	(108,345)
Change in estimate of provision for closure and reclamation	(b)	-	-	4,051,960
		117,471	60,675	3,943,615

(a) Change in Functional Currency of subsidiaries

Under IAS 21, the functional currency of several of the Company’s subsidiaries was determined to be U.S. dollars from inception of these subsidiaries. Under Canadian GAAP, prior to March 1, 2009, the Canadian dollar was determined to be the measurement currency of the Company’s operations and these operations were translated to the Canadian dollar for presentation purposes until February 28, 2009. As of March 1, 2009, the functional currency of the Company was determined to be U.S. dollar and under Canadian GAAP the value of property, plant and equipment, mineral properties, and certain other balances was re-measured and the resulting impact was charged to OCI. Under IAS 21, the entries to OCI were reversed to bring the impacted balances back to the original U.S. dollar values and any associated expense such as depreciation or depletion was recalculated from March 1, 2009 on these original dollar values taking into consideration actual activity in the period.

(b) Provision for closure and reclamation

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability. As a result, the provision for reclamation and closure has been re-measured as at the date of transition which increased the reclamation asset and the reclamation obligation. At May 31, 2011, the Company determined a new estimate of provision for closure and reclamation under Canadian GAAP. An increase to the provision and related asset is required under IFRS related to the different discount rate applicable under IFRS.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

(c) Change in depletion, depreciation and accretion

The re-measurement of the provision for closure and reclamation under IAS 37 resulted in an increase in the related reclamation asset, which resulted in an increase in the amount of depletion recognized against the asset under IFRS. Under IFRS, accretion is considered to be a finance charge and not an operating expense. Accretion has been reduced to zero and the recalculated amount of finance cost to be recognized due to a passage of time has been was been recorded. In addition, as a result of the foreign currency treatment described in note (a) above, depreciation, amortization and depletion on property, plant and equipment and mineral properties have increased as they are based on revised amounts.

Effect on the statement of operations and comprehensive loss		Three months	Year ended
		ended August 31,	May 31, 2011
		2010
Additional expense resulting from change in functional currency of subsidiaries	(a)	(233,881)	(1,052,065)
Additional depletion on re-measurement of closure and reclamation asset	(b)	(28,573)	(122,564)
Change in depreciation and depletion		(262,454)	(1,174,629)
Additional depreciation resulting from change in functional currency	(a)	(4,278)	(16,972)
Reversal of accretion on original reclamation obligation	(b)	89,862	359,448
Change in general and administrative expenses		85,584	342,476
Accretion of provision for closure and reclamation	(b)	(33,066)	(133,632)
Accretion of community support obligation	(d)	(51,738)	(196,680)
Capitalization of borrowing costs	(h)	799	55,520
Change in finance costs		(84,005)	(274,792)
Net additional expense		(260,875)	(1,106,945)

(d) Community Support Obligation

Under IAS 37, the Company has determined it has a constructive obligation with respect to future community support payments. The Company must measure the fair value of this liability at each reporting date at its present value. This present value is accreted as finance cost and is recognized due to a passage of time.

(e) Convertible Senior Secured Notes Conversion Feature

Under IAS 32, Financial Instruments – Presentation, (“IAS 32”), a contract that will or may be settled in the Company’s own equity instruments which is not at a fixed number of the Company’s own equity instruments is classified as a financial liability. Under IAS 32, the conversion option is considered a derivative as the Company will be required to provide a variable number of shares in its own equity should a holder decide to exercise the conversion option. Accordingly, the conversion feature is recorded as a financial liability and stated at fair value at the end of each period. Under Canadian GAAP, these instruments were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.

(f) Share Purchase Warrants

At June 1, 2010, the Company had 33.7 million non-brokers share purchase warrants outstanding with C$ exercise prices included in equity. Under IAS 39, Financial Instruments - Recognition and Measurement, share purchase warrants issued with exercise prices denominated in a currency other than the functional currency of the entity are classified and presented as derivative liabilities and measured at fair value. Accordingly the carrying amount of all non-broker share purchase warrants were reclassified from equity to non-current liabilities and re-measured at fair value with the difference between the fair value and amount removed from equity being recognized as an adjustment to opening retained earnings. The share purchase warrant liability has been re-measured each period end with the difference to mark-to-market gain (loss) on share purchase warrants.

Transaction costs related to warrants classified as derivatives are expensed under IFRS as opposed to an offset to the warrants equity balance under Canadian GAAP. Transaction costs associated with share purchase warrants of $1,912,458 were expensed during the third quarter of fiscal 2011.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

(g) Re-measurement of share-based compensation expense

As allowed by Canadian GAAP, the Company made a single fair value estimate for all tranches included in a given grant of share purchase options, recognized share-based payments on a graded vesting schedule and recognized the impact of actual forfeitures as they occurred. Under IFRS 2, individual tranches of an equity issuance are to be treated as separate grants, measured at their respective fair value and recognized in expense over their respective vesting pattern. Furthermore, forfeitures have to be estimated and incorporated in measurement of stock-based compensation. This has resulted in differences in the amount of share-based payment expense that recognized under IFRS with corresponding adjustments to share-based payment reserve (contributed surplus under Canadian GAAP).

(h) Borrowing costs

Under IAS 23, the Company capitalizes interest on qualifying assets. Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. Borrowing costs are capitalized to Mineral property, plant and equipment.

(i) Componentization of mineral property, plant and equipment

Under Canadian GAAP, the Company followed a practice of depreciating plant and equipment at the individual asset level over their estimated useful lives. IAS 16, Property, Plant and Equipment, (“IAS 16”) requires that significant components of each asset are separately identified and depreciated based on their respective estimated useful lives. The company reviewed componentization of its mineral property, plant and equipment, and identified certain additional components. Retroactive application of IAS 16 resulted in a decrease in the carrying amounts of mineral property, plant and equipment and an increase in accumulated deficit.

(j) Non-controlling interests and dilution gains

Under Canadian GAAP, non-controlling interests were presented as a separate item between liabilities and shareholders’ equity in the statement of financial position and the non-controlling interests’ share of income (loss) were deducted in calculating net income (loss) and comprehensive income of the entity. Under IFRS, the non-controlling interests’ share of the net assets is included in equity and their share of the comprehensive income is allocated directly to equity. Under Canadian GAAP dilution gains are recorded within the statement of operations. Under IFRS dilution gains which do not lead to a loss of control are recorded as an equity transaction. For the year ended May 31, 2011 this resulted in an increase to net loss of $449,572 and a corresponding increase to equity in relation to dilution gains recorded under Canadian GAAP.

(k) Shareholders’ Equity and Deficit adjustments

The following details the changes in total shareholder’s equity and the increase (decrease) of the accumulated deficit of the Company:

Change in shareholders' equity balances		June 1, 2010	August 31, 2010	May 31, 2011

Reclassification of share purchase warrants from equity to liabilities	(f)	(11,890,265)	(11,890,265)	(24,523,822)
Re-measurement of unvested stock options	(g)	(28,883)	(40,742)	(532,539)
Reclassification to share capital on exercise of share purchase warrants	(f)	200,298	200,298	8,820,549
Reclassification of conversion feature from equity to liability	(e)	(495,121)	(495,121)	(42,817)
Eliminate cumulative translation adjustment to deficit		6,733,242	6,733,242	6,733,242
Adjustments to deficit (table following)		1,587,565	2,028,219	2,130,947
Net adjustments to equity		(3,893,164)	(3,464,369)	(7,414,440)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2011 and 2010
(Expressed in United States dollars, unless otherwise noted - unaudited)

Adjustments impacting deficit		June 1, 2010	August 31, 2010	May 31, 2011

Eliminate cumulative translation adjustment to deficit		6,733,242	6,733,242	6,733,242
Impact of change in functional currency of subsidiaries	(a)	(4,277,618)	(4,515,777)	(4,497,612)
Impact of unwinding the discount of provision for closure and reclamation due to passage of time, net of amortization of related asset	(b)	470,125	498,348	573,377
Re-measurement of unvested stock options	(g)	28,883	40,742	80,236
Re-measurement of share purchase warrants at fair value	(f)	6,659,063	6,665,853	6,551,710
Transaction costs associated with share purchase warrants expensed	(f)	-	-	(1,912,458)
Re-measurement of conversion liability at fair value	(e)	239,028	491,141	495,110
Recognition of and change in community support obligation	(d)	(7,635,659)	(7,387,398)	(8,128,089)
Capitalization of borrowing costs	(h)	-	26,630	357,774
Impact of componentization of mineral property, plant and equipment	(i)	(629,499)	(629,499)	(629,499)
Difference in treatment of non-controlling interests	(j)	-	104,937	2,507,156
Net adjustments to deficit		1,587,565	2,028,219	2,130,947